Exhibit 99.4

SECOND AMENDMENT TO THE

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

(Restated 2014)

WHEREAS, Allergan, Inc. (the “Company”) maintains the Allergan, Inc. Savings and Investment Plan (Restated 2014), as amended (the “Plan”);

WHEREAS, the Company wishes to increase the level of Matching Contributions it will make under the Plan for Elective Deferrals made on or after January 1, 2015;

WHEREAS, the Company also wishes to make certain other changes to the terms of the Plan, effective January 1, 2015, that: (1) provide that Matching Contributions will be made on an annual, rather than a pay period, basis; (2) place a service restriction on eligibility for Matching Contributions; (3) reflect the fact that individuals who were active participants in the Allergan, Inc. Pension Plan prior to January 1, 2015, will cease to accrue benefits under that plan and will instead be eligible to receive Retirement Contributions under that Plan; and (3) clarify that the definition of “Compensation,” for purposes of determining the amount of a Participant’s contributions under the Plan, is intended to include certain compensation paid after the Participant’s termination of employment;

WHEREAS, Section 10.1 of the Plan authorizes the Company, by action of the Board or its delegate, to make amendments to the Plan.

WHEREAS, the Board has previously delegated to the Global Investments & Benefits Subcommittee (“GIBS”) the power, subject to certain limits, to changes the level of Matching Contributions under the Plan, and GIBS has done so on prior occasions, including:

(1)	Decreasing the matching percentage of Compensation from 4% to 2%, effective on or about January 31, 2009;
(2)	Increasing the matching percentage of Compensation from 2% to 3%, effective on or about January 1, 2010;
(3)	Increasing the matching percentage of Compensation from 3% to 4%, effective on or about June 28, 2010.

WHEREAS, GIBS has, by unanimous vote at a meeting held on July 3, 2014: (1) approved an increase in the level of Matching Contributions the Company will make under the Plan by increasing the matching percentage of Compensation to 5%: (2) approved the other Plan changes described above; and (3) delegated to the Executive Vice President of Human Resources the power to implement all such changes.

WHEREAS, the Company also wishes to amend the Plan to comply with the Supreme Court decision in United States v. Windsor, 133 S. Ct. 2675 (2013), the holdings of Rev. Rul. 2013-17, 2013-38 I.R.B. 201 (Sept. 16, 2013) and the guidance in Notice 2014-19, 2014-17 I.R.B. 979 (Apr. 4, 2014).

NOW, THEREFORE RESOLVED, that effective January 1, 2015:

1.	Section 2.14 of the Plan is amended to substitute the following for paragraph (d) thereof:

(d) For purposes of clarification: (i) compensation paid to an individual employed by an Affiliate of the Sponsor that has not adopted the Plan and become a Participation Company pursuant to Section 10.2 shall not be included in “Compensation;” and (ii) compensation paid to a Participant within two and one-half (2-1/2) months after the Participant’s Severance Date that satisfies the following requirements shall be included in “Compensation:” (A) the compensation would have been included in “Compensation” under the above rules of this Section 2.14 but for the fact that the payment is made after the Participant’s Severance Date; (B) the payment is regular compensation for services during the Participant’s regular working hours, or compensation for services outside the Participant’s regular working hours (such as overtime or shift differentials, commissions, bonuses, or other similar payments; and (C) the payment would have been paid to the Participant prior to a Severance if the Participant had continued in employment with the Company.

2. Section 2.33 is amended to substitute “five percent (5%)” for “two percent (2%)” appearing in the fourth line thereof.

3.	Section 2.45 is amended in its entirety to substitute the following therefor:

2.45 Retirement Account Participant. “Retirement Account Participant” means any Eligible Employee who has met the eligibility requirements of Section 3.2, but, for Plan Years beginning prior to January 1, 2015, excluding any Eligible Employee who is an Active Participant” in the Allergan, Inc. Pension Plan as such term is defined therein.

4. Section 3.2 is amended to substitute the following for subparagraph (iii) of paragraph (a) thereof:

(iii) for Plan Years beginning prior to January 1, 2015, the date such Eligible Employee ceases to be an “Active Participant” in the Allergan, Inc. Pension Plan as such term is defined therein.

5.	Section 5.3 is amended to substitute the following for paragraphs (a) and (b) thereof:

(a) For Plan Years commencing prior to January 1,2015, the following rules shall apply:

(i) Effective as of the pay period beginning January 31, 2009, the Company shall contribute and allocate Matching Contributions on a pay period basis which, when added to Matching Contribution Forfeitures available after application of Section 6.3 is equal to one hundred percent (100%) of each

Participant’s Matched Deposits for the pay period. The Board of Directors (or its delegate, provided that such change is within the scope of authority of the delegate) may authorize and direct that Matching Contributions (expressed as a percentage of Participants’ Matched Deposits as set forth above) be changed from time to time from a minimum of zero percent (0%) to a maximum of 100%. In addition, the Board of Directors (or its delegate, provided that such change is within the scope of authority of the delegate) may authorize and direct that Matching Contributions (expressed as a percentage of Participants’ Compensation) be changed from time to time from a minimum zero percent (0%) to such maximum percentage that when expressed as a percentage of Participants’ Compensation does not exceed four percent (4%) of Participants’ Compensation, in aggregate, for any Plan Year.

(ii) The Company shall contribute on behalf of each Eligible Participant, additional Marching Contributions which, when added to Matching Contribution Forfeitures available after application of Section 6.3 is equal to the difference, if any, between the amount of each Eligible Participant’s Matching Contributions determined under subparagraph (a)(i) and the amount of such Eligible Participant’s Matching Contributions if subparagraph (a)(i) was applied on a Plan Year basis instead of a pay period basis. For the purpose of this subparagraph (a)(ii), the term “Eligible Participant” shall include only those Participants who are Eligible Employees on the first and last business day of the Plan Year and who did not incur a Severance during the Plan Year. The additional Matching Contributions contributed on behalf of Eligible Participants shall be allocated to the Matching Contributions Account of such Eligible Participants as of the last day of each Plan Year and shall be paid to the Trust at such times as determined by the Sponsor.

(b) For pay periods beginning on or after January 1, 2015, the Company shall contribute and allocate Matching Contributions on a Plan Year basis which, when added to Matching Contribution Forfeitures available after application of Section 6.3 is equal to one hundred percent (100%) of each Participant’s Matched Deposits for the pay period. The Board of Directors (or its delegate, provided that such change is within the scope of authority of the delegate) may authorize and direct that Matching Contributions (expressed as a percentage of Participants’ Matched Deposits as set forth above) be changed from time to time from a minimum of zero percent (0%) to a maximum of 100%. In addition, the Board of Directors (or its delegate, provided that such change is within the scope of authority of the delegate) may authorize and direct that Matching Contributions (expressed as a percentage of Participants’ Compensation) be changed from time to time from a minimum of zero (0%) to such maximum percentage that when expressed as a percentage of Participants’ Compensation does not exceed five percent (5%) of Participants’ Compensation, in aggregate, for any Plan Year. In order to be eligible to receive a Matching Contribution for a Plan Year, the Participant must be employed on the last day of the Plan Year or have had a Severance during the Plan Year: (i) by reason of the Participant’s Disability of death; (ii) that is an “involuntary termination without Cause” within the meaning of the Allergan, Inc. Amended and Restated Severance Plan and Summary Plan Description (the “Severance Plan”) or a

“Qualifiying Termination” within the meaning of the “Qualifying First Amendement” to the Severance Plan; or (iii) on or after the Participant has reached age 55. The matching Contributions contributed on behalf of Participants who satisfy these requirements shall be allocated to the Matching Contributions Account of such Participants as of the last day of each Plan Year and shall be paid to Trust at such times as determined by the Sponsor.

6. Section 5.4 is amended to substitute the following for the las sentence of paragraph (a) thereof:

A Retirement Account Participant’s Compensation received while such Retirement Account Participant is an inactive Participant as defined in Section 3.2(b) or, for Plan Years commencing prior to January 1, 2015, an “Active Participant” in the Allergan, Inc. Pension Plan as such term is defined therin, or while he or she is not an Eligible Employee shall not be taken into account in determining such Participant’s Retirement Contribution.

FURTHER RESOLVED, that effective June 26, 2013, Article II of the Allergan, Inc. Savings and Investment Plan, “DEFINITIONS,” shall be amended by adding the following Section 2.55, and renumbering the remaining Sections of Article II:

2.55 SPOUSE

“Spouse” means the individual to whom the Participant is legally married and shall include same sex spouses in a legal relationship denominated as a marriage and validly entered into in a state, the District of Columbia, U.S. Territory or Commonwealth or any sovereign foreign jurisdiction, without regard to the domicile of the individual or the Participant.

FURTHER RESOLVED, that effective June 26, 2013, the Plan shall be amended to capitalize the term “spouse” wherever it appears in the Plan, unless the context clearly indicates a different meaning is intended.

IN WITNESS WHEREOF, the Company has caused this Amendment to the Plan to be executed by its duly authorized officer as of the date set forth below.

Date: 12/29, 2014

Allergan, Inc.

Scott D. Sherman
Executive Vice President, Human Resources